UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2015

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

GRUPO AEROPORTUARIO DEL PACÍFICO REPORTS PASSENGER TRAFFIC INCREASE OF 9.9% IN ITS 12 MEXICAN AIRPORTS AND INCREASE OF 1.4% IN ITS MONTEGO BAY JAMAICA AIRPORT FOR THE MONTH OF JULY

Guadalajara, Jalisco, México, August 6, 2015 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V., (NYSE:PAC; BMV:GAP) (“the Company” or “GAP”) announced today preliminary terminal passenger traffic figures for the month of July 2015 compared to traffic figures for July 2014.

During July 2015, total terminal passengers increased 9.9% in the 12 Mexico-based airports compared to the same period of the previous year; the Montego Bay airport traffic increased 1.4% during the same period. Domestic passenger traffic presented an 10.2% increase in the Mexican airports, while international passenger traffic increased 9.3%. Montego Bay contributed 355 thousand passengers to GAP’s network during the month of July.

Domestic Terminal Passengers (in thousands):

Airport	Jul-14	Jul-15	% Var	Jan-Jul 14	Jan-Jul 15	% Var
Guadalajara	538.5	599.7	11.4%	3,344.9	3,679.9	10.0%
Tijuana	451.9	485.5	7.4%	2,615.8	2,657.7	1.6%
Puerto Vallarta	113.6	135.1	18.9%	533.4	643.8	20.7%
Los Cabos	115.8	119.9	3.5%	543.6	580.8	6.8%
Guanajuato	67.8	94.2	39.1%	399.9	513.2	28.3%
Hermosillo	113.8	117.1	2.9%	734.5	715.4	-2.6%
La Paz	65.4	65.3	-0.1%	383.3	372.0	-2.9%
Aguascalientes	38.1	46.1	21.0%	216.8	266.5	22.9%
Mexicali	50.9	60.5	19.0%	292.3	329.9	12.9%
Morelia	27.1	22.3	-17.6%	147.4	129.3	-12.3%
Los Mochis	22.2	28.6	28.8%	123.2	160.5	30.2%
Manzanillo	12.6	8.7	-30.6%	75.6	59.9	-20.7%
Total	1,617.8	1,783.3	10.2%	9,410.7	10,109.0	7.4%

For more information please visit www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Saúl Villarreal García, Chief Financial Officer	Maria Barona
Paulina Sanchez Muniz, Investor Relations Officer	Juan Carlos Gomez Stolk
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 52 (33) 38801100	Tel: 212 406 3691 / 646 462 4517
svillarreal@aeropuertosgap.com.mx	gap@i-advize.com
psanchez@aeropuertosgap.com.mx

Follow us:   http://twitter.com/aeropuertosGAP

                     grupoaeroportuariodelpacifico

International Terminal Passengers (in thousands):

Airport	Jul-14	Jul-15	% Var	Jan-Jul 14	Jan-Jul 15	% Var
Guadalajara	308.6	357.3	15.8%	1,691.9	1,868.1	10.4%
Tijuana	3.4	5.1	50.0%	17.8	24.3	36.9%
Puerto Vallarta	135.7	156.7	15.5%	1,427.1	1,635.8	14.6%
Los Cabos	247.7	238.6	-3.6%	1,766.2	1,620.4	-8.3%
Guanajuato	53.0	61.4	15.9%	276.0	317.8	15.1%
Hermosillo	6.7	6.0	-11.0%	49.2	41.3	-16.1%
La Paz	0.8	0.7	-12.3%	8.5	6.3	-26.8%
Aguascalientes	15.8	19.1	20.5%	81.4	93.0	14.2%
Mexicali	0.2	0.4	93.4%	1.9	2.6	32.5%
Morelia	25.0	25.6	2.5%	138.8	150.8	8.7%
Los Mochis	0.4	0.5	19.3%	3.3	3.0	-9.4%
Manzanillo	2.2	2.2	1.8%	61.6	72.5	17.6%
Total	799.5	873.8	9.3%	5,523.8	5,835.9	5.7%

Total Terminal Passengers (in thousands):

Airport	Jul-14	Jul-15	% Var	Jan-Jul 14	Jan-Jul 15	% Var
Guadalajara	847.1	957.0	13.0%	5,036.7	5,548.0	10.2%
Tijuana	455.3	490.6	7.8%	2,633.5	2,682.0	1.8%
Puerto Vallarta	249.3	291.8	17.0%	1,960.5	2,279.6	16.3%
Los Cabos	363.5	358.5	-1.4%	2,309.8	2,201.2	-4.7%
Guanajuato	120.8	155.7	28.9%	676.0	831.0	22.9%
Hermosillo	120.6	123.1	2.1%	783.7	756.8	-3.4%
La Paz	66.1	66.0	-0.3%	391.9	378.3	-3.5%
Aguascalientes	54.0	65.2	20.9%	298.2	359.4	20.5%
Mexicali	51.1	60.9	19.3%	294.3	332.5	13.0%
Morelia	52.1	47.9	-7.9%	286.2	280.2	-2.1%
Los Mochis	22.7	29.2	28.7%	126.5	163.5	29.2%
Manzanillo	14.8	11.0	-25.8%	137.2	132.4	-3.5%
Total	2,417.3	2,657.1	9.9%	14,934.4	15,944.9	6.8%

Montego Bay Airport (thousands)

	Jul-14	Jul-15	% Var	Jan-Jul 14	Jan-Jul 15	% Var
Total	350.8	355.6	1.4%	2,228.3	2,353.4	5.6%

GAP Passenger Traffic Report July 2015	Page 2

The following items are highlights from traffic results for the month of July:

  Load Factor: During the month of July, GAP reached an historic monthly level of passenger traffic as a result of the 9.6% increase in the number of seats available as well as the 84.9% load factor. The solid performance of this indicator was due to the increasing competitiveness of airline ticket prices, as well as higher efficiency in terms of capacity planning by the airlines.

  New Routes: Guanajuato to Puerto Vallarta, Guadalajara to La Paz, Guadalajara to Mazatlan, La Paz to Mazatlan, Puerto Vallarta to Durango by TAR Aerolíneas; as well as Guadalajara to New York JFK by Volaris.

  Aguascalientes and Guanajuato: The increases at both of these airports reflect the Bajio region’s economic expansion. The main driver behind the accumulated increases of 20.5% and 22.9% in Aguascalientes and Guanajuato, respectively, were business travelers travelling between industrial centers in Mexico and U.S. HUBs; as well as higher demand for domestic leisure travel.

•	Guadalajara: This airport continues to experience solid growth, reaching over 10.0% in the domestic market and over 10.4% in international. With the addition of the flight to New York, this airport now has 25 direct international flights from the city of Guadalajara, making this airport one of the most important HUBs in the country.

•	Puerto Vallarta: This airport reported a 17.0% increase in the number of passengers transported for July, led by the 24.6% in the volume of seats offered, which represented 65 thousand new seats. In the international market, Southwest has become a major growth generator with the opening of the Orange County daily service. Additionally, all of the domestic airlines reached a higher volume of seats offered compared to 2014, highlighting VivaAerobus which tripled its number of flights to the city of Monterrey.

•	Los Cabos: The development of domestic traffic at this airport continues to reach historic levels, with accumulated growth of 6.8%. The international market gets closer to 2014 levels each day, progressing from -7.3% in January to -3.6% in July.

Per information provided by the Los Cabos Tourism Board, the lodging recovery in this city continues underway. The Los Cabos Hotel Association recently announced that the opening of over 1,500 hotel rooms in the coming months, which will coincide with the opening of operations from Orange County by Alaska, Toronto by West Jet and Houston-Hobby by Southwest.

GAP Passenger Traffic Report July 2015	Page 3

  Tijuana: The strategic location of this airport continues to position it as the most viable option for the VFR (Visiting Friends and Relatives) passenger travelling to Southern California. The depreciation of the peso versus the dollar has driven competition in airline ticket prices for domestic airlines, specifically Volaris and Interjet. It is important to mention that with the December opening of the cross border facility, many airlines are seeking to position themselves in high-density markets such as Guadalajara and Mexico City, which will allow them to expand their market share.

  Montego Bay: reported 5.6% cumulative growth, in line with projections.

***

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015 GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake of MJ Airports Limited, a company operating the Sangster International Airport in Montego Bay, Jamaica.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01-800-563-0047. The web site is http://www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

GAP Passenger Traffic Report July 2015	Page 4

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ SAÚL VILLARREAL GARCÍA Name: Saúl Villarreal García Title: Chief Financial Officer

Date: August 7, 2015